Sphere 3D to Acquire V3 Systems

Strong strategic fit; extends existing capabilities in Virtualization Platform Management,
Virtual Desktop Infrastructure, Desktop as a Service and the Mobile Workspace

Mississauga, Ontario – February 11th, 2014 – Sphere 3D Corporation (TSXV: ANY, OTCQX: SPIHF) (“Sphere 3D” or the “Company”), a virtualization technology solution provider making it possible for incompatible devices and applications to run over the cloud, today announced that it has entered into a definitive agreement to acquire V3 Systems, Inc. (“V3” or “V3 Systems”)

Founded in 2010 and based in Salt Lake City, Utah, V3 is a technology leader in desktop cloud management solutions. V3 is the creator of the Desktop Cloud Orchestrator™ (“DCO”) software, which allows administrators to manage local, cloud hosted, or hybrid virtual desktop deployments and the V3 Appliance; a series of purpose-built, compact, efficient and easy-to-manage servers. As a VMware OEM embedded partner, V3 has revolutionized the speed, ease of use, deployment and even the data center required for virtual desktop infrastructure (VDI). V3 has won numerous awards including a DEMOgod™ Award, Best Startup Company at the Best of INTEROP 2012, and a Utah Innovation Award in 2013. The V3 customer list includes the FBI, U.S. Department of Labor, U.S. Naval Academy, University of Texas, Blue Cross Blue Shield, and Children’s Hospital of Alabama, among others.

“This acquisition will quickly add breadth to our overall product portfolio, and fast tracks our transition to commercial operations with accretive revenue from day one.” said Sphere 3D’s CEO Peter Tassiopoulos “The V3 executive and Sphere 3D team share a vision of anywhere, anytime computing. Through this acquisition we will be able to accelerate on the delivery of that vision.”

Sphere 3D has been working closely with V3 for several months and commenced shipping of V3 Appliances to customers in January 2014. Sphere 3D and its global licensee, Overland Storage Inc. (NASDAQ: OVRL), have expanded their relationship to include the V3 offering and will embed some of Overland’s award winning Network Assisted Storage (NAS) and Clustered Storage technology within the product suite to create new Software Defined Storage capability. Overland will deliver both the Sphere 3D and V3 products through Overland’s extensive global network of channel partners and service providers.

“Sphere 3D’s ground-breaking work in virtualizing and delivering applications coupled with V3’s high-performance virtual desktops and management tools will create a new product category within the end user computing industry,” said V3 Systems’ CEO Ric Lindstrom. “Bringing together the two technologies will provide a true contextual desktop and application experience. We expect this combination will offer a very compelling solution to customers in sectors such as financial services, government, education, and healthcare.”

Utilizing the V3 DCO software, a desktop administrator or user can synchronize their images to images being hosted in the cloud, allowing for easy and simple fail-over and service levels that enhance performance, security, up-time, and a host of other desirable features which are prohibitively expensive or impossible when compared to physical desktop deployment implementations, traditional data as a service (DaaS), or even VDI.

The V3 Appliance is a purpose built server designed for easy deployment and support. Seamless data center integration is accomplished by housing every system and software-critical component within the V3 Appliance, for a solution that can be implemented out-of-the-box. With substantially less hardware to support and the ability to perform distributed deployment of virtual desktops through a single user-friendly interface, the simplicity of the V3 architecture translates into minimal IT management. Organizations can deploy anywhere from 50 to thousands of virtual desktops by deploying additional V3 Appliances into server racks, providing for ease of scalability.

“We founded V3 Systems to address performance bottlenecks inherent in legacy on premise and cloud-based VDI deployments.” said V3 Systems founder and Chief Scientific Officer, Peter Bookman. “Speed is a funny thing…you never know you need it until you experience it, and then you can’t live without it. V3 Systems continues to lead the way in providing the best computing experience possible. This relationship will ensure continual thought leadership in breaking down barriers to this level of end user computing.”

Terms and Closing

Sphere 3D and V3 have entered into an Asset Purchase Agreement, whereby a wholly-owned subsidiary of Sphere 3D will acquire all the assets, including patents, trademarks and other intellectual property, as well as customer lists, contracts and other operating agreements of V3 Systems. In addition, all key employees of V3 Systems will join Sphere 3D on closing.

On closing, Sphere 3D will satisfy the purchase price of USD $9.7 million by payment of USD $4.0 million in cash (less any amounts received on an interim basis prior to closing) and the issuance of 1,089,867 common shares of Sphere 3D (the “Payment Shares”). The Payment Shares are issued in accordance with TSXV Policy 1.1 at a deemed price of USD $5.23 (based on the current F/X rate of USD $1.00 = CAD $1.105 is CAD $5.80) being the 20-day weighted average share price on December 4, 2013, which was the date the parties executed the Letter of Intent. In addition, V3 shall be entitled to receive an earn-out, based on achieving certain milestones in revenue and gross margin, of up to a further USD $5.0 million, payable at the option of Sphere 3D in cash or shares (up to a maximum of 1,051,414 common shares), to be priced at the 20-day weighted average trading price preceding the date(s) the earn-out is realized. The transaction was negotiated at arms-length and no finder’s fees will be paid in connection with closing.

The shares are subject to resale restrictions of four months and one day as per applicable Canadian securities laws. In addition, the shares issued as part of this transaction are subject to restrictions in accordance with applicable United States securities laws. In addition, the terms of the Asset Purchase Agreement provide that the Payment Shares cannot be distributed to the shareholders of V3 prior to January 1, 2015 without the consent of Sphere 3D.

The purchase is subject to various pre-closing conditions, including completion of due diligence, financing, receipt of final TSXV approval, and various closing conditions customary of a transaction of this nature. It is anticipated that closing will occur on or about February 28, 2014.

Investor Conference Call

A conference call to discuss the acquisition will be held February 12, 2014 at 8:30 a.m. ET (5:30 a.m. PT). To access the conference call, please dial 1-877-476-8829.

Please connect at least 10 minutes prior to the conference call to ensure that you have adequate time to join.

An archived recording of the conference call will be available until March 12, 2014 at midnight. To listen to this recording access: URL:

https://onecast.thinkpragmatic.com/ses/gjUhZTww7-XuHneLshxU6Q~~

Investor Contact

Sphere 3D Contact:
Sphere 3D Corporation
Peter Tassiopoulos, Chief Executive Officer
Tel: (416) 749-5999
peter@sphere3d.com

About Sphere 3D Corporation

Sphere 3D Corporation (TSX-V:ANY) (OTCQX:SPIHF) is a Mississauga, Ontario based virtualization technology solution provider whose patent pending Glassware 2.0™ technology makes it possible for incompatible devices and applications to run over the cloud, without sacrificing performance or security. Sphere 3D's Glassware 2.0™ ultra-thin client allows third parties to deliver fully featured products to any cloud-connected device independent of operating system or hardware. For additional information visit www.sphere3d.com or access the Company's public filings at www.sedar.com.

Forward-Looking Statements

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